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Market Commentary

July 11, 2023

U.S. equities roared to life in June as the previous month's rally in AI and mega-cap technology stocks widened to include other sectors, styles, and market capitalization sizes. The S&P 500 Equal Weight Index beat the headline S&P 500 Index for the first time since January, although it still lags by a wide margin year to date. Just seven stocks – Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla – contributed +1,138 basis points, or 67 percent, to the S&P 500's year-to-date return of +16.9 percent.

Reassuringly, market breadth improved in June after only 23 percent of S&P 500 constituents outperformed the overall Index in May, the lowest percentage since at least 1986. The stock market climbed a so-called "wall of worry," cheered by a respite from banking woes, the debt ceiling fix, and better-than-expected macro data. Nonetheless, the fear of missing out was undeniably a significant influence.

Given the strong equity returns in the first half of 2023, we expect more subdued returns near term as investors struggle with the timing of the much-anticipated recession and the end of the Federal Reserve's tightening cycle. Although portfolios have benefitted from the recent upward surge in technology stocks, we see better near-term opportunities in groups that lagged during the first half.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.